UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 10, 2025, pursuant to section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act) and the Australian Securities and Investments Commission’s consent to the resignation, Grant Thornton Audit Pty Ltd (“Grant Thornton”) resigned as the independent registered public accounting firm of Locafy Limited (the “Company”). Grant Thornton’s resignation was due to commercial reasons and in tandem with Grant Thornton’s rotational requirements, and not in connection with any disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended (“Regulation S-K”) and the related instructions to Item 304 of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On February 10, 2025, in connection with the resignation of Grant Thornton, the Company engaged BDO Audit Pty Ltd. (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2025, effective immediately. In connection with the engagement, BDO will audit the Company’s consolidated financial statements for the year ended June 30, 2025. During the Company’s most recent fiscal year ended June 30, 2024, and the subsequent interim period through February 10, 2025, neither the Company nor anyone on its behalf has consulted with BDO regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Locafy Limited’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on May 19, 2023 (File No. 333-272066), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date:	February 14, 2025	By:	/s/ Gavin Burnett
		Name:	Gavin Burnett
		Title:	Chief Executive Officer